

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 5, 2008

VIA U.S. MAIL AND FAX (240) 912-1839

Mr. Richard J. Leimbach
Vice President Finance
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

> **Re: Telkonet Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006, as Amended**
> **Filed March 16, 2007**

Dear Mr. Leimbach:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director